Contact

www.linkedin.com/in/spd12
(LinkedIn)
linktr.ee/Sangcash (Company)

Top Skills

Fixed-Income Investing

Series 65

Series 7

Stephen DeGrazia

Founder at SangCash

United States

Summary

A combination of Music, Sports, & Finance in the gig economy.

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Experience

SangCash
Founder
August 2015 - Present (7 years 3 months)
Greater Nashville Area, TN

SangCash is an innovative PRO (Performance Rights Organization) that finally pays songwriters on time. We work with digital radio, live music venues, bars & restaurants, sports organizations, podcast companies, film & tv in an effort to get creators what they deserve. We also are incubating a songwriting NFT launch as part of our Web3 strategy.

Launchpeer
Entrepreneur
April 2021 - Present (1 year 7 months)
Remote

Guidepoint
Consultant
July 2020 - Present (2 years 4 months)
New York, United States

Consult on various projects in Asset Management, Retail and the Music Industry.

GLG (Gerson Lehrman Group)
Council Member
February 2016 - Present (6 years 9 months)
Austin, Texas

Consult on various projects in Asset Management, Retail and the Music Industry.

Outdoor Voices

4 years

Sales Manager
August 2018 - May 2021 (2 years 10 months)
Greater Nashville Area, TN

Ran $1 million+ retail business in 12 South Neighborhood while increasing the brands online sales by 254% from the year before the shop was opened to when we built the OV community in Nashville.

Sales Manager
June 2017 - August 2018 (1 year 3 months)
Greater New York City Area

Kauffman Fellows
Venture Deals
April 2020 - October 2020 (7 months)

Bonobos
Sales
November 2015 - February 2017 (1 year 4 months)
Greater New York City Area

Top Salesperson for the company in 2016.

Vanguard
Senior Investment Consultant
June 2014 - July 2015 (1 year 2 months)
Greater Philadelphia Area

Brought in to consult on changing landscape in the RoboAdvisor space and helped to roll out Personal Advisor Services platform.

Morgan Stanley
Senior Associate
June 2006 - September 2013 (7 years 4 months)
Greater New York City Area

Helped to run $1 billion book of business for High Net Worth Clients as part of Private Wealth Management.
Operations and Settlements during the Financial Crisis of 2008.
Nominated for Leadership Award in 2007.

NYS Office of Parks, Recreation & Historic Preservation
Jones Beach Amphitheater Boat Crew
April 2003 - September 2004 (1 year 6 months)

Wantagh, New York

Summer Concert Series

Garden City Recreation

Director of Recreation

April 2001 - September 2004 (3 years 6 months)

Garden City, New York

Education

Fordham Gabelli School of Business

Pre-MBA, Econ Analysis & Bus Decisions, Markets, Business, and Society · (July 2010 - May 2011)

Franklin & Marshall College

Bachelor of Arts (B.A.), Business Management & History · (2002 - 2006)